Via Facsimile and U.S. Mail
Mail Stop 6010

February 25, 2009

David M. Dill
Executive Vice President and
Chief Financial Officer
LifePoint Hospitals, Inc.
103 Powell Court, Suite 200
Brentwood, TN 37027

Re: LifePoint Hospitals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
File Number: 000-51251

Dear Mr. Dill,

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief